SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2014

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

Braskem S.A.

Quarterly Information (ITR) at

June 30, 2014

and Independent Auditors’ Report Review

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders

Braskem S.A.

We have reviewed the accompanying condensed consolidated balance sheet of Braskem S.A. and its subsidiaries as of June 30, 2014, and the related condensed consolidated statements of operations and statement of comprehensive income, and statement of changes in shareholders’ equity for the three month and six month periods ended June 30, 2014, and June 30, 2013 and the condensed consolidated statement of cash flows for the six month periods ended June 30, 2014 and June 30, 2013. These interim financial statements are the responsibility of the Company’s management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States).  A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters.  It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole.  Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying condensed consolidated interim financial statements for them to be in conformity with IAS 34 — Interim Financial Reporting issued by the International Accounting Standard Board (IASB).

We previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet as of December 31, 2013, and the related consolidated statements of operations, comprehensive income, and changes in equity, and of cash flows for the year then ended (not presented herein), and in our report dated February 13, 2014, we expressed an unqualified opinion on those consolidated financial statements.  In our opinion, the information set forth in the accompanying consolidated balance sheet as of December 31, 2013, is fairly stated in all material respects in relation to the consolidated balance sheet from which it has been derived.

/s/ PricewaterhouseCoopers Auditores Independentes

Salvador-Bahia,

August 7, 2014

Braskem S.A.

Balance sheet

at June 30, 2014

All amounts in thousands of reais

Assets	Note	Jun/14	Dec/13
	2.1.1(a)		Revised
Current assets
Cash and cash equivalents	3	3,150,894	4,335,859
Financial investments	4	155,307	86,719
Trade accounts receivable	5	2,799,470	2,810,520
Inventories	6	5,118,116	5,033,593
Taxes recoverable	8	2,363,511	2,237,213
Dividends and interest on capital	7	-	150
Prepaid expenses		152,475	62,997
Related parties	7	166,057	124,487
Derivatives operations	14.1.1	32,341	34,101
Other receivables		247,509	233,808

		14,185,680	14,959,447

Non-current assets held for sale	1(a)		37,681

		14,185,680	14,997,128

Non-current assets
Financial investments	4	22,622	20,779
Trade accounts receivable	5	27,189	61,875
Advances to suppliers	6	77,177	116,714
Taxes recoverable	8	1,099,224	1,285,990
Deferred income tax and social contribution	16	705,573	1,123,313
Judicial deposits		211,603	209,910
Related parties	7	136,013	133,649
Insurance claims		162,597	139,497
Derivatives operations	14.1.1	63,851	137,345
Other receivables		138,848	141,526
Investments in subsidiaries and jointly-controlled investments	9	116,465	115,385
Other investments		6,510	6,501
Property, plant and equipment	10	26,687,540	25,413,548
Intangible assets	11	2,851,273	2,912,630

		32,306,485	31,818,662

Total assets		46,492,165	46,815,790

The Management notes are an integral part of the financial statements

Braskem S.A. Balance sheet at June 30, 2014 All amounts in thousands of reais	Continued

Liabilities and shareholders' equity	Note	Jun/14	Dec/13
	2.1.1(a)		Revised
Current liabilities
Trade payables		9,766,021	10,421,687
Borrowings	12	1,329,292	1,248,804
Project finance	13	26,966	25,745
Derivatives operations	14.1.1	53,400	95,123
Payroll and related charges		436,779	490,816
Taxes payable	15	524,644	445,424
Dividends and interest on capital		4,533	131,799
Advances from customers		213,829	297,403
Sundry provisions	17	92,616	105,856
Post-employment benefits	18	-	158,137
Other payables		148,732	174,007

		12,596,812	13,594,801

Non-current liabilities
Borrowings	12	16,482,787	17,353,687
Project finance	13	5,447,011	4,705,661
Derivatives operations	14.1.1	367,438	396,040
Taxes payable	15	819,638	902,875
Long-term incentives		-	9,274
Deferred income tax and social contribution	16	842,295	863,405
Post-employment benefits	18	276,502	44,054
Advances from customers		108,404	152,635
Sundry provisions	17	453,609	449,694
Other payables		736,604	662,330

		25,534,288	25,539,655

Shareholders' equity	20
Capital		8,043,222	8,043,222
Capital reserve		232,430	232,430
Revenue reserves		55,307	410,149
Other comprehensive income		(577,370)	(1,092,691)
Treasury shares		(48,892)	(48,892)
Accumulated profit		547,885

Total attributable to the Company's shareholders		8,252,582	7,544,218

Non-controlling interest in Braskem Idesa		108,483	137,116

		8,361,065	7,681,334

Total liabilities and shareholders' equity		46,492,165	46,815,790

The Management notes are an integral part of the financial statements

Braskem S.A.

Statement of operations and statement of comprehensive income at June 30, 2014

All amounts in thousands of reais

	Note	Q2/14	YTD/14	Q2/13	YTD/13
	2.1.1(b)			Revised	Revised

Net sales revenue	22	10,853,109	22,695,735	9,747,244	19,248,414
Cost of products sold		(9,599,795)	(19,924,421)	(8,654,081)	(17,144,235)

Gross profit		1,253,314	2,771,314	1,093,163	2,104,179

Income (expenses)
Selling and distribution		(281,691)	(551,200)	(245,199)	(497,238)
General and administrative		(289,726)	(564,740)	(248,368)	(501,730)
Research and development		(32,876)	(67,018)	(26,677)	(51,241)
Results from equity investments	9(c)	592	586	1,528	(3,194)
Other operating income (expenses), net	23	(14,966)	174,983	(24,914)	(53,678)

Operating profit		634,647	1,763,925	549,533	997,098

Financial results	24
Financial expenses		(522,589)	(1,099,617)	(1,002,054)	(1,232,967)
Financial income		44,861	61,744	330,401	453,513

		(477,728)	(1,037,873)	(671,653)	(779,454)

Profit before income tax and
social contribution		156,919	726,052	(122,120)	217,644

Current and deferred income tax and social contribution	16	(32,516)	(205,306)	(2,965)	(109,831)

Profit for the period		124,403	520,746	(125,085)	107,813

Attributable to:
Company's shareholders		128,477	533,783	(114,087)	101,920
Non-controlling interest in Braskem Idesa		(4,074)	(13,037)	(10,998)	5,893

Profit for the period		124,403	520,746	(125,085)	107,813

                The Management notes are an integral part of the financial statements

Braskem S.A.

Statement of operations and statement of comprehensive income at June 30, 2014

All amounts in thousands of reais

	Note	Q2/14	YTD/14	Q2/13	YTD/13
	2.1.1(b)			Revised	Revised

Profit for the period		124,403	520,746	(125,085)	107,813

Other comprehensive income:
Items that will be subsequently reclassified to profit or loss
Fair value of cash flow hedge		6,893	31,583
Income tax and social contribution		(2,343)	(10,738)
Fair value of cash flow hedge Braskem Idesa		(17,811)	(37,867)
		(13,261)	(17,022)

Exchange variation of foreign sales hedge	14.1.1(c)	408,812	946,688	(1,517,598)	(1,517,598)
Income tax and social contribution		(138,996)	(321,874)	515,983	515,983
		269,816	624,814	(1,001,615)	(1,001,615)

Foreign currency translation adjustment		(44,296)	(93,965)	111,427	108,250

		212,259	513,827	(890,188)	(893,365)

Total comprehensive income for the period		336,662	1,034,573	(1,015,273)	(785,552)

Attributable to:
Company's shareholders		347,783	1,063,206	(1,009,153)	(799,967)
Non-controlling interest in Braskem Idesa		(11,121)	(28,633)	(6,120)	14,415

Total comprehensive income for the period		336,662	1,034,573	(1,015,273)	(785,552)

				YTD/14	YTD/13
	Note			Basic and Diluted	Basic and Diluted
	2.1.1(b)				Revised
Profit per share attributable to the shareholders of the Company
of continued operations at the end of the period (R$)	21
Earnings per share - common				0.6705	-
Earnings per share - preferred shares class "A"				0.6705	0.2959
Earnings per share - preferred shares class "B"				0.6062	0.2964

Braskem S.A.

Statement of changes in shareholder’s equity

All amounts in thousands of reais

		Attributed to shareholders' interest
				Revenue reserves						Total
						Additional	Other			Braskem	Non-controlling	Total
			Capital	Legal	Returns	dividends	comprehensive	Treasury	Accumulated	shareholders'	interest	shareholders'
	Note	Capital	reserve	reserve	Earnings	proposed	income	shares	profit (loss)	interest	in Braskem Idesa	equity

At December 31, 2012		8,043,222	797,979				337,411	(48,892)	(565,549)	8,564,171	87,813	8,651,984

Comprehensive income for the period:
Profit for the period									101,920	101,920	5,893	107,813
Fair value of cash flow hedge, net of taxes							(1,001,615)			(1,001,615)		(1,001,615)
Foreign currency translation adjustment							99,728			99,728	8,522	108,250
							(901,887)		101,920	(799,967)	14,415	(785,552)

Equity valuation adjustments:
Realization of additional property, plant and equipment price-level restatement, net of taxes							(13,618)		13,618
Realization of deemed cost of jointly-controlled investment, net of taxes							(484)		484
							(14,102)		14,102

Contributions to shareholders:
Absorption of losses			(565,549)						565,549
Capital loss from non-controlling interest											35,405	35,405
Loss on interest in subsidiary							(1,994)			(1,994)		(1,994)
			(565,549)				(1,994)		565,549	(1,994)	35,405	33,411

At June 30, 2013 (Revised)	2.1.1(b)	8,043,222	232,430				(580,572)	(48,892)	116,022	7,762,210	137,633	7,899,843

At December 31, 2013		8,043,222	232,430	26,895	28,412	354,842	(1,092,691)	(48,892)		7,544,218	137,116	7,681,334

Comprehensive income for the period:
Profit (loss) for the period									533,783	533,783	(13,037)	520,746
Exchange variation of foreign sales hedge, net of taxes							624,814			624,814		624,814
Fair value of cash flow hedge, net of taxes							(7,555)			(7,555)	(9,467)	(17,022)
Foreign currency translation adjustment							(87,836)			(87,836)	(6,129)	(93,965)
							529,423		533,783	1,063,206	(28,633)	1,034,573

Equity valuation adjustments:
Realization of additional property, plant and equipment price-level restatement, net of taxes							(13,620)		13,620
Realization of deemed cost of jointly-controlled investment, net of taxes							(482)		482
							(14,102)		14,102

Contributions and distributions to shareholders:
Additional dividends proposed	20(b)					(354,842)				(354,842)		(354,842)
						(354,842)				(354,842)		(354,842)

At June 30, 2014		8,043,222	232,430	26,895	28,412		(577,370)	(48,892)	547,885	8,252,582	108,483	8,361,065

The Management notes are an integral part of the financial statements

Braskem S.A.

Statement of cash flows

at June 30, 2014

All amounts in thousands of reais

	Note	Jun/14	Jun/13
	2.1.1(b)		Revised

Profit before income tax and social contribution	0	726,052	217,644

Adjustments for reconciliation of profit	0
Depreciation, amortization and depletion		1,002,504	971,728
Results from equity investments	9(c)	(586)	3,194
Interest and monetary and exchange variations, net		567,397	512,015
Cost amount of the investment sold in the divestment date	23	(277,338)
Provision for losses and asset write-downs of long-term		4,899	43,919

		2,022,928	1,748,500

Changes in operating working capital
Held-for-trading financial investments		(64,543)	101,391
Trade accounts receivable		35,768	(103,943)
Inventories		(20,830)	(280,945)
Taxes recoverable		102,834	(109,662)
Prepaid expenses		(89,478)	(80,565)
Other receivables		(75,020)	18,738
Trade payables		(310,079)	534,074
Taxes payable		(145,337)	(8,789)
Long-term incentives		(9,274)	(562)
Advances from customers		(127,805)	200,988
Sundry provisions		(9,325)	(41,539)
Other payables		59,068	363,945

Cash from operations		1,368,907	2,341,631

Interest paid		(499,792)	(512,935)
Income tax and social contribution paid		(42,366)	(34,765)

Net cash generated by operating activities		826,749	1,793,931

Proceeds from the sale of fixed assets	0	9,968	1,141
Proceeds from the sale of investments	0	315,000	233,000
Beginning cash of Quantiq and IQAG	2.1.1(b)		9,985
Acquisitions of investments in subsidiaries and associates	0		(31)
Acquisitions to property, plant and equipment	0	(2,657,047)	(2,150,379)
Acquisitions of intangible assets	0	(14,467)	(8,264)
Held-for-maturity and available for sale financial investments		10,826	19,584

Net cash used in investing activities		(2,335,720)	(1,894,964)

Short-term and long-term debt
Obtained borrowings		3,312,446	4,584,995
Payment of borrowings		(3,549,037)	(4,382,268)
Project finance	13
Obtained funds		1,021,760
Dividends paid		(482,108)	(30)
Non-controlling interests in Braskem Idesa		(70)	32,712

Net cash provided by financing activities		302,991	235,409

Exchange variation on cash of foreign subsidiaries		21,015	(12,328)

Increase (decrease) in cash and cash equivalents		(1,184,965)	122,048

Represented by
Cash and cash equivalents at the beginning for the period		4,335,859	3,287,622
Cash and cash equivalents at the end for the period		3,150,894	3,409,670

Increase (decrease) in cash and cash equivalents	0	(1,184,965)	122,048

The Management notes are an integral part of the financial statement

Braskem S.A.

Notes to the financial statements

at June 30, 2014

All amounts in thousands of reais, unless otherwise stated

1.                       Operations

Braskem S.A. is a public corporation headquartered in Camaçari, Bahia (“BA”), which jointly with its subsidiaries (hereinafter “Braskem” or “Company”), operates 36 industrial units, 29 in Brazil, 5 in the United States and 2 in Germany.

The Company is controlled by Odebrecht S.A. (“Odebrecht”), which directly and indirectly holds interests of 50.11% and 38.32% in its voting and total capital, respectively.

(a)               Significant corporate and operating events impacting these financial statements

On December 31, 2013, Braskem S.A. entered into a share sales agreement with Odebrecht Ambiental (“OA”), through which it sold its interest in the subsidiary Distribuidora de Águas Triunfo S.A. (“DAT”) for R$315 million, which were received over the course of the second quarter of 2014.

The assets of DAT were shown in the balance sheet of December 31, 2013 as “assets available for sale”. DAT did not register results or hold liabilities in the year ended on December 31, 2013.

On February 3, 2014, the Extraordinary Shareholders’ Meeting of DAT approved the change in its management and consequently the transfer of the management of the operations from Braskem to OA, upon the recognition of a gain of R$277,338 (Note 23).

Other corporate events of 2013 and which did not produce significant impact on these financial statements were presented in the 2013 annual financial statements of the Company in Note 1(b).

(b)               Solvay Indupa

On December 17, 2013, Braskem S.A. entered into a share purchase agreement (“Agreement”) with Solvay Argentina S.A. (“Solvay Argentina”), by which it committed to acquire, upon fulfillment of certain conditions envisaged in the Agreement ("Acquisition"), 292,453,490 shares representing 70.59% of the total and voting capital of Solvay Indupa S.A.I.C. (“Solvay Indupa”), at the unit price of US$0.085, to be paid on the date of consummation of the acquisition. The acquisition price is based on the Enterprise Value of US$ 290 million.

Solvay Indupa, which produces PVC and caustic soda, has two integrated production sites located in: (i) Santo André, São Paulo, with the capacity to produce 300 kton of PVC* and 170 kton of caustic soda*; and (ii) Bahía Blanca in the Province of Buenos Aires, Argentina, with the capacity to produce 240 kton of PVC* and 180 kton of caustic soda*.

Solvay Indupa holds (i) 158,534,671 shares in Solvay Indupa do Brasil S.A. (“Indupa Brasil”) representing 99.99% of its total and voting capital; and (ii) 1,010,638 shares in Solalban Energía S.A. (“Solalban”) representing 58.00% of its total and voting capital.

On December 18, 2013, Braskem submitted to the Securities and Exchange Commission of Argentina (“CNV”) a proposal to carry out a public tender offer for shares representing 29.41% of the capital of Solvay Indupa traded on the Buenos Aires Stock Exchange, pursuant to applicable legislation. This initial proposal was not fully accepted by CNV, and on February 21, 2014 Braskem submitted a new proposal, which is still under analysis by CNV. Moreover, Braskem also intends to cancel the registration of Solvay Indupa do Brasil with the Securities and Exchange Commission of Brazil (CVM).

Braskem S.A.

Notes to the financial statements

at June 30, 2014

All amounts in thousands of reais, unless otherwise stated

The Brazil’s antitrust agency CADE (Conselho Administrativo de Defesa Econômica) issued on June 24, 2014, opinion challenging the operation, however, this opinion has no power of decision or binding, as a first step of the analysis process operation. The plenary CADE shall enjoy the said procedure until the end of this year.

* Unaudited

(c)               Effect of foreign exchange variation

The Company is exposed to foreign exchange variation on the balances and transactions made in currencies other than its functional currencies, particularly in U.S. dollar, such as financial investments, trade accounts receivable, trade payables, borrowings and sales. In addition to the exchange effect of the U.S. dollar in relation to the Brazilian real, Braskem is exposed to the U.S. dollar through its subsidiaries abroad, particularly those where the functional currency is the euro and the Mexican peso. The balances of assets and liabilities are translated based on the exchange rate at the end of each period, while transactions are based on the effective exchange rate on the date of each operation.

The following table shows the U.S. dollar average and end-of-period exchange rates for the periods in this report:

End of period rate

U.S. dollar - Brazilian real, June/2014	2.2025	U.S. dollar - Mexican peso, June/2014	12.9710	U.S. dollar - euro, June/2014	0.7305
U.S. dollar - Brazilian real, Dec/2013	2.3426	U.S. dollar - Mexican peso, Dec/2013	13.1005	U.S. dollar - euro, Dec/2013	0.7260
Devaluation of the U.S. dollar in relation to the Brazilian real	-5.98%	Devaluation of the U.S. dollar in relation to the Mexican peso	-0.99%	Appreciation of the U.S. dollar in relation to the euro	0.61%

Average rate for the period

U.S. dollar - Brazilian real, June/2014	2.2974	U.S. dollar - Mexican peso, June/2014	13.1143	U.S. dollar - euro, June/2014	0.7297
U.S. dollar - Brazilian real, June/2013	2.0333	U.S. dollar - Mexican peso, June/2013	12.5571	U.S. dollar - euro, June/2013	0.7619
Appreciation of the U.S. dollar in relation to the Brazilian real	12.99%	Appreciation of the U.S. dollar in relation to the Mexican peso	4.44%	Devaluation of the U.S. dollar in relation to the euro	-4.23%

2.                       Summary of significant accounting policies

2.1.                 Basis of preparation

This Quarterly Information should be read together with the financial statements of Braskem as of December 31, 2013, which were prepared and presented in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

The preparation of the quarterly information requires the use of certain critical accounting estimates. It also requires the Management of the Company to exercise its judgment in the process of applying its accounting policies. There were no significant changes in the assumptions and judgments made by the Company’s management in the use of estimates for the preparation of the Quarterly Information in relation to those used in the December 31, 2013 financial statements.

On June 30, 2014, the Company started to include in its balance sheet the net value, per legal entity, of the amounts related to deferred income and social contribution tax assets and liabilities on its profit, due to due legal right of each entity to offset these amounts. The balance sheet at December 31, 2013 was revised to reflect such adjustment, as shown in Note 2.1.1 (a).

Braskem S.A.

Notes to the financial statements

at June 30, 2014

All amounts in thousands of reais, unless otherwise stated

2.1.1        Revised

The financial statements for the period ended December 31, 2013 and June 30, 2013 were revised as follows:

(a)      December 31, 2013 – The balance sheets and respective notes were revised to reflect deferred Income Tax (“IR”) and Social Contribution (“CSL”) on a net basis (Note 2.1); and

The effects of this revision are shown below:

Balance Sheet

			Dec/2013
	Published	Effects	Revised
Assets
Current assets	14,997,128		14,997,128

Non-current assets
Deferred income tax and social contribution	2,653,606	(1,530,293)	1,123,313
Other assets	30,695,349		30,695,349
	33,348,955	(1,530,293)	31,818,662

Total assets	48,346,083	(1,530,293)	46,815,790

Liabilities and shareholders' equity
Current liabilities	13,594,801		13,594,801

Non-current liabilities
Deferred income tax and social contribution	2,393,698	(1,530,293)	863,405
Other liabilities	24,676,250	-	24,676,250
	27,069,948	(1,530,293)	25,539,655

Shareholders' equity	7,681,334		7,681,334

Total liabilities and shareholders' equity	48,346,083	(1,530,293)	46,815,790

Braskem S.A.

Notes to the financial statements

at June 30, 2014

All amounts in thousands of reais, unless otherwise stated

(b)   June 30, 2013 – The statement of operations, of changes in equity, of cash flows and respective notes were revised to include the results of the operations of Quantiq Distribuidora Ltda. (“Quantiq”) and IQAG Armazéns Gerais Ltda. (“IQAG”) as a result of the decision by the Company not to sell these assets.

The effects of these revisions were as follows:

Statement of operations for the period

	Jun/2013

	Published	Effects	Revised

Net sales revenue	18,823,375	425,039	19,248,414
Cost of products sold	(16,786,296)	(357,939)	(17,144,235)

Gross profit	2,037,079	67,100	2,104,179

Income (expenses)
Selling and distribution	(486,568)	(10,670)	(497,238)
General and administrative	(465,159)	(36,571)	(501,730)
Research and development	(51,241)		(51,241)
Results from equity investments	(3,194)		(3,194)
Other operating income (expenses), net	(54,158)	480	(53,678)

Operating profit	976,759	20,339	997,098

Financial results
Financial expenses	(1,225,814)	(7,153)	(1,232,967)
Financial income	452,831	682	453,513

	(772,983)	(6,471)	(779,454)

Profit before income tax and
social contribution	203,776	13,868	217,644

Current and deferred income tax and social contribution	(105,197)	(4,634)	(109,831)

Profit for the period	98,579	9,234	107,813

Attributable to:
Company's shareholders	92,686	9,234	101,920
Non-controlling interest in Braskem Idesa	5,893		5,893

	98,579	9,234	107,813

Braskem S.A.

Notes to the financial statements

at June 30, 2014

All amounts in thousands of reais, unless otherwise stated

Statement of cash flows

			Jun/2013
	Published	Effects	Revised

Profit before income tax and social contribution	203,776	13,868	217,644
			-
Adjustments for reconciliation of profit			-
Depreciation, amortization and depletion	967,935	3,793	971,728
Results from equity investments	3,194		3,194
Interest and monetary and exchange variations, net	511,995	20	512,015
Provision for losses and asset write-downs of long-term	43,919		43,919

	1,730,819	17,681	1,748,500

Changes in operating working capital
Held-for-trading financial investments	101,391		101,391
Trade accounts receivable	(82,981)	(20,962)	(103,943)
Inventories	(269,298)	(11,647)	(280,945)
Taxes recoverable	(98,296)	(11,366)	(109,662)
Prepaid expenses	(79,802)	(763)	(80,565)
Other receivables	(13,013)	31,751	18,738
Trade payables	537,764	(3,690)	534,074
Taxes payable	(8,645)	(144)	(8,789)
Long-term incentives	(562)		(562)
Advances from customers	201,441	(453)	200,988
Sundry provisions	(42,216)	677	(41,539)
Other payables	365,045	(1,100)	363,945

Cash from (used in) operations	2,341,647	(16)	2,341,631

Interest paid	(512,935)		(512,935)
Income tax and social contribution paid	(34,765)		(34,765)

Net cash generated (used in) by operating activities	1,793,947	(16)	1,793,931

Proceeds from the sale of fixed assets	1,141		1,141
Proceeds from the sale of investments	233,000		233,000
Beginning cash of Quantiq and IQAG		9,985	9,985
Acquisitions of investments in subsidiaries and associates	(31)		(31)
Acquisitions to property, plant and equipment	(2,150,117)	(262)	(2,150,379)
Acquisitions of intangible assets	(8,264)		(8,264)
Held-for-maturity and available for sale financial investments	19,584		19,584

Net cash generated (used in) investing activities	(1,904,687)	9,723	(1,894,964)

Short-term and long-term debt
Obtained borrowings	4,584,995		4,584,995
Payment of borrowings	(4,381,882)	(386)	(4,382,268)
Dividends paid	(30)		(30)
Non-controlling interests in Braskem Idesa	32,712		32,712

Net cash provided (used in) by financing activities	235,795	(386)	235,409

Exchange variation on cash of foreign subsidiaries	(12,328)		(12,328)

Increase in cash and cash equivalents	112,727	9,321	122,048

Represented by
Cash and cash equivalents at the beginning for the period	3,287,622		3,287,622
Cash and cash equivalents at the end for the period	3,400,349	9,321	3,409,670

Increase in cash and cash equivalents	112,727	9,321	122,048

Braskem S.A.

Notes to the financial statements

at June 30, 2014

All amounts in thousands of reais, unless otherwise stated

2.1.2        Quarterly information

The Quarterly Information was prepared and is being presented in accordance with the pronouncement IAS 34 - Interim Financial Reporting, which establish the minimum content for interim financial statements.

2.2.                 Accounting policies

There were no changes in the accounting practices used in the preparation of the Quarterly Information in relation to those presented in the December 31, 2013 financial statements, except as presented in Note 2.2.1.

2.2.1      Deferred income tax and social contribution

Deferred income and social contribution tax assets and liabilities are stated at their net value in the balance sheet when there is a legal and enforceable right to offset current income and social contribution taxes, related to the same legal entity and tax authority.

2.2.2      Transaction costs with debt renegotiation

Costs incurred with debt renegotiation that meet the qualitative and quantitative criteria determined by the standards for reclassification as debt exchange, are deemed transaction costs and amortized through the maturity of the renegotiated debt. The effects of this change in accounting practice are described in Note 12 (a).

Braskem S.A.

Notes to the financial statements

at June 30, 2014

All amounts in thousands of reais, unless otherwise stated

2.3.                 Consolidated quarterly information

The consolidated quarterly information includes the quarterly information of Braskem companies in which it, directly or indirectly, maintains a controlling equity interest or controls the activities, as presented below:

		Total interest - %
		Headquarters
		(Country)	Jun/14	Dec/13
Direct and Indirect subsidiaries
Braskem America Finance Company ("Braskem America Finance")	0	USA	100.00	100.00
Braskem America, Inc. (“Braskem America”)	0	USA	100.00	100.00
Braskem Argentina S.A. (“Braskem Argentina”)	0	Argentina	100.00	100.00
Braskem International GmbH ("Braskem Austria")	0	Austria	100.00	100.00
Braskem Austria Finance GmbH ("Braskem Austria Finance")	0	Austria	100.00	100.00
Braskem Chile Ltda. ("Braskem Chile")	0	Chile	100.00	100.00
Braskem Europe GmbH ("Braskem Alemanha")	0	Germany	100.00	100.00
Braskem Finance Limited (“Braskem Finance”)	0	Cayman Islands	100.00	100.00
Braskem Idesa S.A.P.I ("Braskem Idesa")	0	Mexico	75.00	75.00
Braskem Idesa Servicios S.A. de CV ("Braskem Idesa Serviços")	0	Mexico	75.00	75.00
Braskem Importação e Exportação Ltda. ("Braskem Importação")	0	Brazil	100.00	100.00
Braskem Incoporated limited ("Braskem Inc")	0	Cayman Islands	100.00	100.00
Braskem Mexico, S. de RL de CV ("Braskem México")	0	Mexico	100.00	100.00
Braskem Mexico Servicios S. RL de CV ("Braskem México Serviços")	0	Mexico	100.00	100.00
Braskem Netherlands B.V (“Braskem Holanda”)	0	Netherlands	100.00	100.00
Braskem Participações S.A. ("Braskem Participações")	0	Brazil	100.00	100.00
Braskem Petroquímica Chile Ltda. (“Petroquímica Chile”)	0	Chile	100.00	100.00
Braskem Petroquímica Ibérica, S.L. ("Braskem Espanha")	0	Spain	100.00	100.00
Braskem Petroquímica Ltda ("Braskem Petroquímica")	0	Brazil	100.00	100.00
Braskem Qpar S.A. ("Braskem Qpar")	0	Brazil	100.00	100.00
Common Industries LTD. ("Common")	(i)	British Virgin Islands	100.00	100.00
DAT	0	Brazil		100.00
IQAG	0	Brazil	100.00	100.00
Lantana Trading Co. Inc. (“Lantana”)	0	Bahamas	100.00	100.00
Norfolk Trading S.A. (“Norfolk”)	(i)	Uruguay	100.00	100.00
Politeno Empreendimentos Ltda. (“Politeno Empreendimentos”)	0	Brazil	100.00	100.00
Quantiq	0	Brazil	100.00	100.00
	0
Specific Purpose Entity ("SPE")	0
Fundo de Investimento Multimercado Crédito Privado Sol (“FIM Sol”)	0	Brazil	100.00	100.00
Fundo de Investimento Caixa Júpiter Multimercado Crédito Privado	0
Longo Prazo ("Fundo Júpiter)	0	Brazil	100.00	100.00

(i) Subsidiaries in the process of dissolution.

Braskem S.A.

Notes to the financial statements

at June 30, 2014

All amounts in thousands of reais, unless otherwise stated

2.4.                 New standards

(i)                      Accounting standard that will be in force in 2014

The following standards will be in force in 2014 and will not cause any impacts on the consolidated financial statements of the Company:

•      IFRIC 21 – Levies; and

•      IAS 39 – Novation of Derivatives and Continuation of Hedge Accounting - Amendments to IAS 39.

(ii)                    Accounting standard that will be in force after 2014

The Company is analyzing the impacts of adopting the standards issued by IASB in 2014 that will be in force after 2014:

•      IAS 16 and IAS 38 (applies to fiscal years beginning as of January 1, 2016) – Clarification of Acceptable Methods of Depreciation and Amortization - Amendments to IAS 16 and IAS 38;

•      IFRS 15 (applies to fiscal years beginning as of January 1, 2017) – Revenue from Contracts with Customers; and

•      IFRS 9 (applies to fiscal years beginning as of January 1, 2018) – Financial Instruments.

3.                       Cash and cash equivalents

The information on cash and cash equivalents were presented in the 2013 annual financial statements of the Company, in Note 7.

	Jun/14	Dec/13

Cash and banks (i)	330,420	987,824
Cash equivalents:
Domestic market	1,821,268	1,906,790
Foreign market (i)	999,206	1,441,245
Total	3,150,894	4,335,859

(i)         On June 30, 2014, it includes cash and banks of R$86,789 (R$656,427 on December 31, 2013) and cash equivalents of R$99,072 (R$153,448 on December 31, 2013) of the subsidiary Braskem Idesa, available for use in its project.

Braskem S.A.

Notes to the financial statements

at June 30, 2014

All amounts in thousands of reais, unless otherwise stated

4.                       Financial investments

 The information on financial investments was presented in the 2013 annual financial statements of the Company, in Note 8.

		Jun/14	Dec/13
Held-for-trading
Investments in FIM Sol	-	74,316	61,670
Investments in foreign currency	-	2,534	3,773
Shares	-	1,170	1,170
Loans and receivables	-
Investments in FIM Sol	-	61,148
Held-to-maturity	-
Quotas of investment funds in credit rights	-	37,165	40,696
Restricted deposits	-	1,596
Time deposit investment	-		189
Investments in foreign currency	(i)	330,858	469,376
Compensation of investments in foreign currency	(i)	(330,858)	(469,376)
Total	-	177,929	107,498
	-
In current assets	-	155,307	86,719
In non-current assets	-	22,622	20,779
Total	-	177,929	107,498
	-

(i)       On June 30, 2014, Braskem Holanda had a financial investments held-to-maturity that was irrevocably offset by an export prepayment agreement with Braskem S.A., in the same amount, as provided for in the credit assignment agreement entered into between these two companies and Banco Bradesco (Note 12). This accounting offset was carried out in accordance with IAS 32, which provides for the possibility of offsetting financial instruments when there is intent and rightfully executable right to realize an asset and settle a liability simultaneously.

Braskem S.A.

Notes to the financial statements

at June 30, 2014

All amounts in thousands of reais, unless otherwise stated

5.                       Trade accounts receivable

The information on trade accounts receivable was presented in the 2013 annual financial statements of the Company, in Note 9.

	Jun/14	Dec/13
Customers
Domestic market	1,569,071	1,578,008
Foreign market	1,572,353	1,577,140
Allowance for doubtful accounts	(314,765)	(282,753)
Total	2,826,659	2,872,395

In current assets	2,799,470	2,810,520
In non-current assets	27,189	61,875
Total	2,826,659	2,872,395

6.                       Inventories

The information on inventories was presented in the 2013 annual financial statements of the Company, in Note 10.

	Jun/14	Dec/13

Finished goods	3,573,288	3,429,979
Raw materials, production inputs and packaging	1,052,582	1,113,272
Maintenance materials	234,100	230,822
Advances to suppliers	229,345	236,672
Imports in transit and other	105,978	139,562
Total	5,195,293	5,150,307

In current assets	5,118,116	5,033,593
In non-current assets	77,177	116,714
Total	5,195,293	5,150,307

Braskem S.A.

Notes to the financial statements

at June 30, 2014

All amounts in thousands of reais, except where stated otherwise

7.                       Related parties

The information concerning related parties was presented in the 2013 annual financial statements of the Company, in Note 11.

	Balances at June 30, 2014
	Assets											Liabilities
	Current						Non-current					Current
	Trade accounts receivable	Related parties		Other		Total	Related parties		Other		Total	Trade payables
		Receivable notes	Other receivable				Loan agreements	Other receivable

Jointly-controlled investment
Refinaria de Petróleo
Riograndense S.A. ("RPR")												2,009
												2,009

Associated companies
Borealis Brasil S.A. ("Borealis")	6,731	187				6,918
	6,731	187				6,918

Related companies
Odebrecht and subsidiaries	4,483	108,984	50	72,963	(i)	186,480			77,177	(i)	77,177	381,991
Petrobras and subsidiaries	72,474	9,925	46,911	41,413	(i)	170,723	69,711	66,302			136,013	1,756,604
Other	14,626					14,626
	91,583	118,909	46,961	114,376		371,829	69,711	66,302	77,177		213,190	2,138,595

Total	98,314	119,096	46,961	114,376		378,747	69,711	66,302	77,177		213,190	2,140,604

(i)         Amount in “inventory – advance to suppliers” (Note 6)

	Income statement transactions from January to June 30, 2014
		Purchases of		Cost of
		raw materials,	Financial	production/general
	Sales	services and	income	and administrative
	of products	utilities	(expenses)	expenses

Jointly-controlled investment
RPR	5,745	22,652
Odebrecht Comercializadora de Energia S.A. ("OCE")		314
	5,745	22,966

Associated companies
Borealis	91,829
	91,829

Related companies
Odebrecht and subsidiaries	18,479	177,163	-
Petrobras and subsidiaries	737,371	9,452,398	2,364
Other	12,291	5,477	-
	768,141	9,635,038	2,364

Post employment benefit plan
Odebrecht Previdência Privada ("Odeprev")				10,811
				10,811

Total	865,715	9,658,004	2,364	10,811

Braskem S.A.

Notes to the financial statements

at June 30, 2014

All amounts in thousands of reais, except where stated otherwise

	Balances at December 31, 2013
	Assets											Liabilities
	Current						Non-current					Current
	Trade accounts receivable	Related parties		Other		Total	Related parties		Other		Total	Trade payables
		Receivable notes	Other receivable				Loan agreements	Other receivable

Jointly-controlled investment
RPR				150	(i)	150						3,106
				150		150						3,106

Associated companies
Borealis	11,368	187				11,555
	11,368	187				11,555

Related companies
Odebrecht and subsidiaries	440		78,068	37,436	(ii)	115,944			782,565	(iii)	782,565	533,498
Petrobras and subsidiaries	99,018	9,925	36,307	42,013	(ii)	187,263	67,348	66,301			133,649	1,833,040
Other	15,135					15,135
	114,593	9,925	114,375	79,449		318,342	67,348	66,301	782,565		916,214	2,366,538

Total	125,961	10,112	114,375	79,599		330,047	67,348	66,301	782,565		916,214	2,369,644

(i)    Amounts in “dividends and interest on capital”.

(ii)   Amount in “inventory – advance to suppliers” (Note 6)

(iii) Amount of R$665,851 under “Property, plant and equipment” related to ongoing construction works, and R$116,714 under “inventory – advance to suppliers” (Note 6).

	Income statement transactions from January to June 30, 2013
		Purchases of		Cost of
		raw materials,	Financial	production/general
	Sales	services and	income	and administrative
	of products	utilities	(expenses)	expenses

Jointly-controlled investment
RPR	10,521	20,316
	10,521	20,316

Associated companies
Borealis	180,194
Other	18,556	4,352
	198,750	4,352

Related companies
Odebrecht and subsidiaries	10,798	142,166
Petrobras and subsidiaries	667,142	8,930,305	2,206
	677,940	9,072,471	2,206

Post employment benefit plan
Odeprev				8,840
				8,840

Total	887,211	9,097,139	2,206	8,840

Braskem S.A.

Notes to the financial statements

at June 30, 2014

All amounts in thousands of reais, except where stated otherwise

(a)               Key management personnel

Non-current liabilities		Jun/14	Dec/13

Long-term incentives	(i)		2,333
Total			2,333

Income statement transactions		Jun/14	Jun/13
Remuneration
Short-term benefits to employees and managers		7,736	23,432
Post-employment benefit		143	140
Long-term incentives		560	51
Total		8,439	23,623

(i)       In a meeting held on May 7, 2014, the Board of Directors approved the termination of the long-term incentive plan. The plan had been created in September 2005 and was not based on the Company’s shares. Through this plan, members of strategic programs could acquire securities issued by the Company called “Certificates of Investment Units”. These securities did not entitle their holder to the status of Braskem shareholder or to any rights or privileges inherent to such status, especially voting and other political rights. The amount paid to terminate the plan was R$14,002.

Braskem S.A.

Notes to the financial statements

at June 30, 2014

All amounts in thousands of reais, except where stated otherwise

8.                       Taxes recoverable

The information on taxes recoverable was presented in the 2013 annual financial statements of the Company, in Note 12.

		Jun/14	Dec/13
Brazil
IPI		26,449	28,701
Value-added tax on sales and services (ICMS) - normal operations		499,415	738,282
ICMS - credits from PP&E		130,077	123,354
Social integration program (PIS) and social contribution on revenue (COFINS) - normal operations		733,745	719,448
PIS and COFINS - credits from PP&E		284,364	269,006
PIS and COFINS - Law 9,718/98		11,526	24,207
PIS - Decree-Law 2,445 and 2,449/88		91,230	88,339
IR and CSL		541,291	542,686
REINTEGRA program		198,996	267,049
Other		133,270	155,965

Other countries
Value-added tax	(a)	810,642	563,650
Income tax		1,730	2,516
Total		3,462,735	3,523,203

Current assets		2,363,511	2,237,213
Non-current assets		1,099,224	1,285,990
Total		3,462,735	3,523,203

(a)                    Value added tax (“VAT”)

On June 30, 2014, this line included:

(i)     R$34,018 from sales by Braskem Alemanha to other countries. These credits are refunded in cash by the local government; and

(ii)   R$776,624 from purchases of machinery and equipment for the Ethylene XXI Project. These credits will be reimbursed, in cash, by the local government, after their validation.

The Management expects these credits to be received in the short term based on the legislation of the countries involved.

Braskem S.A.

Notes to the financial statements

at June 30, 2014

All amounts in thousands of reais, except where stated otherwise

9.                       Investments

The information related to investments was presented in the Company’s annual financial statements, in Note 16.

(a)                    Information on investments

			Interest in total capital		Adjusted net profit (loss)		Adjusted
			total (%) - Jun/2014		for the period		equity
		Note	Direct	Direct and Indirect	Jun/2014	Jun/2013	Jun/14	Dec/13
		2.1.1(b)				Revised

Jointly-controlled investment	0
RPR	-		33.20	33.20	(1,236)	6,483	123,743	124,980
OCE	(i)		20.00	20.00	224		554	689
Propilsur	-			49.00	(88)	(2,433)	111,561	109,300
	0
Associates	0
Borealis	0		20.00	20.00	4,345	5,492	166,746	166,746
Companhia de Desenvolvimento	0
Rio Verde ("Codeverde")	0		35.97	35.97	(596)	(406)	46,342	46,342

(i)              Shares acquired in July 2013.

(b)                    Changes in investments

			Equity in results of investees
		Dividends		Currency
	Balance at	and interest	Effect	translation	Balance at
	Dec/13	on equity	of results	adjustments	Dec/13
Jointly-controlled investment
RPR	41,500		(410)		41,090
OCE	138	(3)	(24)		111
Propilsur	40,398		(74)	633	40,957
	82,036	(3)	(508)	633	82,158

Associate
Borealis	33,349		957		34,306
	33,349		957		34,306

Total	115,385	(3)	449	633	116,464

(c)                    Equity accounting results - breakdown

	Jun/2014	Jun/2013

Equity in the results	448	(3,194)
Other	138	-
	586	(3,194)

Braskem S.A.

Notes to the financial statements

at June 30, 2014

All amounts in thousands of reais, except where stated otherwise

10.                   Property, plant and equipment

The information on property, plant and equipment was presented in the Company’s 2013 annual financial statements, in Note 17.

			Jun/2014			Dec/2013
		Accumulated			Accumulated
		depreciation/			depreciation/
	Cost	depletion	Net	Cost	depletion	Net

Land	422,692		422,692	428,908		428,908
Buildings and improvements	1,839,758	(814,950)	1,024,808	1,830,245	(783,084)	1,047,161
Machinery, equipment and installations	25,954,081	(11,873,845)	14,080,236	25,671,115	(11,044,102)	14,627,013
Projects in progress	10,683,802		10,683,802	8,832,906		8,832,906
Other	971,189	(495,187)	476,002	936,228	(458,668)	477,560
Total	39,871,522	(13,183,982)	26,687,540	37,699,402	(12,285,854)	25,413,548

Impairment test for property, plant and equipment

There were no significant events or circumstances in the period ended June 30, 2014 that indicate the need for impairment testing on the property, plant and equipment.

11.                   Intangible assets

The information on intangible assets was presented in the 2013 annual financial statements of the Company, in Note 18.

			Jun/2014	Dec/2013
		Accumulated			Accumulated
	Cost	amortization	Net	Cost	amortization	Net

Goodwill based on future profitability	3,187,722	(1,128,804)	2,058,918	3,187,722	(1,128,804)	2,058,918
Trademarks and patents	210,845	(86,253)	124,592	208,574	(82,176)	126,398
Software and use rights	482,935	(270,928)	212,007	473,560	(244,924)	228,636
Contracts with customers and suppliers	691,476	(235,720)	455,756	712,499	(213,821)	498,678
Total	4,572,978	(1,721,705)	2,851,273	4,582,355	(1,669,725)	2,912,630

Impairment of intangible assets with definite and indefinite useful life

There were no significant events or circumstances in the period ended June 30, 2014 that indicated the need for updating the impairment testing of intangible assets with indefinite useful life made in October 2013, or that indicated the need to perform an impairment testing of intangible assets with definite useful life.

Braskem S.A.

Notes to the financial statements

at June 30, 2014

All amounts in thousands of reais, except where stated otherwise

12.                   Borrowings

The information on borrowings was presented in the 2013 annual financial statements of the Company, in Note 19.

	Annual financial charges
		Average interest (unless otherwise stated)
	Monetary restatement		Jun/14	Dec/13
Foreign currency
Bonds and Medium term notes (MTN)	Note 12 (a)	Note 12 (a)	9,793,844	10,432,526
Advances on exchange contracts	US dollar exchange variation	0.88%	165,188	117,132
Export prepayment	Note 12 (b)	Note 12 (b)	375,607	540,744
BNDES	Note 12 (c)	Note 12 (c)	377,567	453,065
Export credit notes	Note 12 (d)	Note 12 (d)	792,207	843,060
Working capital	US dollar exchange variation	1.68% above Libor	981,971	633,632
Other	US dollar exchange variation	4.00% above Libor	1,218	1,268
Transactions costs			(268,137)	(81,375)

Local currency
Export credit notes	Note 12 (d)	Note 12 (d)	2,530,186	2,528,077
BNDES	Note 12 (c)	Note 12 (c)	2,425,382	2,464,987
BNB/ FINAME/ FINEP/ FUNDES		6.44%	612,243	658,372
BNB/ FINAME/ FINEP/ FUNDES	TJLP	0.42%	12,281	16,093
Other	CDI	0.04%	28,356	-
Transactions costs			(15,834)	(5,090)
Total			17,812,079	18,602,491

Current liabilities			1,329,292	1,248,804
Non-current liabilities			16,482,787	17,353,687
Total			17,812,079	18,602,491

(a)                    Bonds and MTN

		Issue amount		Interest
Issue date		(US$ in thousands)	Maturity	(% per year)	Jun/14	Dec/13
July 1997		250,000	June 2015	9.38	129,351	152,328
January 2004		250,000	January 2014	11.75	-	178,897
September 2006	(i)	275,000	January 2017	8.00	148,936	305,006
June 2008	(i)	500,000	June 2018	7.25	328,428	1,000,375
May 2010	(i)	400,000	May 2020	7.00	106,091	940,780
May 2010		350,000	May 2020	7.00	778,819	828,360
October 2010		450,000	no maturity date	7.38	1,008,587	1,072,742
April 2011		750,000	April 2021	5.75	1,666,091	1,772,070
July 2011		500,000	July 2041	7.13	1,135,687	1,207,927
February 2012		250,000	April 2021	5.75	557,221	592,666
February 2012		250,000	no maturity date	7.38	560,326	595,968
May 2012		500,000	May 2022	5.38	1,110,787	1,181,443
July 2012		250,000	July 2041	7.13	567,843	603,964
February 2014	(i)	500,000	February 2024	6.45	1,130,451
May 2014	(i)	250,000	February 2024	6.45	565,226	-
Total		5,725,000			9,793,844	10,432,526

(i)       The Bonds issued in February and May 2014 were primarily to refinance the Bonds issued in September 2006, June 2008 and May 2010. The issues in 2014 were considered as refinancing of previous debt in accordance with IFRS 9, and hence all expenses involved in structuring the operations, including premiums paid to holders of the refinanced bonds, were deemed transaction costs.

Braskem S.A.

Notes to the financial statements

at June 30, 2014

All amounts in thousands of reais, except where stated otherwise

(b)                    Export prepayments (“EPP”)

		Initial amount
		of the transaction
Issue date		(US$ thousand)	Maturity	Charges (% per year)	Jun/14	Dec/13
December 2010	(i)	100,000	December-2017	US dollar exchange variation + semiannual Libor + 2.47	-	118,505
January 2013		200,000	November-2022	US dollar exchange variation + semiannual Libor + 2.47	375,607	422,239
Total		300,000			375,607	540,744

(i)       Settled early in June 2014.

(c)                    BNDES borrowings

Projects	Issue date	Maturity	Charges (% per year)	Jun/2014	Dec/2013

Foreign currency
Other	2006	October-2016	US dollar exchange variation + 6.82	5,058	6,533
Braskem Qpar expansion	2006/2007/2008	April-2016	US dollar exchange variation + 6.67 to 6.82	7,668	10,389
Green PE plant	2009	July-2017	US dollar exchange variation + 6.60	32,228	39,838
Limit of credit II	2009	January-2017	US dollar exchange variation + 6.60	63,667	80,826
New plant PVC Alagoas	2010	January-2020	US dollar exchange variation + 6.60	99,303	115,082
Limit of credit III	2011	October-2018	US dollar exchange variation + 6.44 to 6.47	134,272	159,917
Butadiene plant	2011	January-2021	US dollar exchange variation + 6.47	35,371	40,480
				377,567	453,065

Local currency
Other	2006	September-2016	TJLP + 2.80	40,323	49,294
Braskem Qpar expansion	2006/2007/2008	February-2016	TJLP + 2.15 to 3.30	58,225	75,867
Green PE plant	2008/2009	June-2017	TJLP + 0.00 to 4.78	239,542	280,631
Limit of credit II	2009	January-2017	TJLP + 2.58 to 3.58	201,804	240,915
Limit of credit II	2009	January-2017	4.50	9,017	10,763
New plant PVC Alagoas	2010	December-2019	TJLP + 0.00 to 3.58	322,867	352,364
New plant PVC Alagoas	2010	December-2019	5.50	36,745	40,091
Limit of credit III	2011	October-2019	TJLP + 0.00 to 3.58	1,028,742	969,715
Limit of credit III	2011	October-2019	SELIC + 2.58	109,099	82,362
Limit of credit III	2011	November-2019	3.50 to 5.50	254,242	228,583
Butadiene plant	2011	December-2020	TJLP + 0.00 to 3.45	124,776	134,402
				2,425,382	2,464,987

Total				2,802,949	2,918,052

Braskem S.A.

Notes to the financial statements

at June 30, 2014

All amounts in thousands of reais, except where stated otherwise

(d)                    Export credit notes (“NCE”)

		Initial amount
Issue date		of the transaction	Maturity	Charges (% per year)	Jun/2014	Dec/2013

Foreign currency
November 2006		167,014	May 2018	Us dollar exchange variation + 8.10	173,689	184,778
April 2007		101,605	March 2018	Us dollar exchange variation + 7.87	112,099	119,255
May 2007		146,010	May 2019	Us dollar exchange variation + 7.85	166,196	176,806
January 2008		266,430	February 2020	Us dollar exchange variation + 7.30	340,223	362,221
		681,059			792,207	843,060

Local currency
April-2010		50,000	October-2021	105% of CDI	50,971	50,880
June-2010		200,000	October-2021	105% of CDI	203,883	203,521
February-2011		250,000	October-2021	105% of CDI	203,883	203,521
April-2011	(i)	450,000	April-2019	112.5% of CDI	459,999	459,408
June-2011		80,000	October-2021	105% of CDI	81,553	81,408
August-2011	(i)	400,000	August-2019	112.5% of CDI	403,865	403,513
June-2012		100,000	October-2021	105% of CDI	101,942	101,761
September-2012		300,000	October-2021	105% of CDI	305,825	305,282
October-2012		85,000	October-2021	105% of CDI	86,651	86,496
February-2013	(ii)	100,000	February-2016	8.00	101,183	101,183
February-2013	(iii)	50,000	February-2016	7.50		50,505
February-2013	(ii)	100,000	February-2016	8.00	101,032	101,010
February-2013	(ii)	50,000	February-2016	8.00	50,440	50,440
February-2013	(ii)	100,000	February-2016	8.00	100,988	100,923
March-2013	(ii)	50,000	March-2016	8.00	50,246	50,257
March-2013	(iii)	17,500	March-2016	8.00		17,583
August-2013	(iii)	10,000	August-2016	8.00		10,129
December-2013	(ii)	150,000	December-2016	8.00	150,225	150,257
June-2014	(ii)	50,000	June-2017	7.50	50,000
June-2014	(ii)	17,500	June-2017	8.00	17,500
June-2014	(ii)	10,000	June-2017	8.00	10,000
Total		2,620,000			2,530,186	2,528,077

(i)         The Company enters into swap transactions to offset the variation in the Interbank Certificate of Deposit (CDI) rate (Note 14.1.1 (b)).

(ii)       The Company enters into swap transactions for these contracts (from 67.10% to 92.70% of CDI) (Note 14.1.1 (a)).

(iii)      Financing settled early in June 2014.

Braskem S.A.

Notes to the financial statements

at June 30, 2014

All amounts in thousands of reais, except where stated otherwise

(e)                    Payment schedule

The maturity profile of the long-term amounts is as follows:

	Jun/2014	Dec/2013
2015	564,619	1,121,998
2016	1,740,234	1,738,496
2017	969,143	1,576,790
2018	1,319,268	1,881,848
2019	2,083,676	1,479,686
2020	1,446,179	2,366,125
2021	2,398,652	2,561,516
2022	1,155,045	1,248,355
2023	2,464	1,676
2024	1,648,912	-
2025 and thereafter	3,154,595	3,377,197
Total	16,482,787	17,353,687

(f)                     Capitalized financial charges

In the period ended June 30, 2014, a total of R$ 40,890 corresponding to financial charges were capitalized (R$48,618 in the period ended June 30, 2013), including monetary variation and part of the exchange variation. The average rate of these charges in the period was 7.53% p.a. (6.90% p.a. in the period ended June 30, 2013).

(g)                    Guarantees

Braskem gave collateral for part of its borrowings as follows:

		Total debt	Total
Loans	Maturity	Jun/2014	guaranteed	Guarantees

BNB	March-2023	314,627	314,627	Mortgage of plants, pledge of machinery and equipment
BNDES	January-2021	2,802,949	2,802,949	Mortgage of plants, land and property, pledge of machinery and equipment
FUNDES	June-2020	191,685	191,685	Mortgage of plants, land and property, pledge of machinery and equipment
FINEP	August-2023	115,137	115,137	Bank surety
FINAME	February-2022	3,075	3,075	Pledge of equipment
Total		3,427,473	3,427,473

Braskem S.A.

Notes to the financial statements

at June 30, 2014

All amounts in thousands of reais, except where stated otherwise

13.                   Project finance

The information on project finance was presented in the 2013 annual financial statements in Note 20.

	Contract value	Value received
Identification	US$ thousands	US$ thousands	Maturity	Charges (% per year)	Jun/2014	Dec/2013
Project finance I	700,000	571,098	February-2027	Us dollar exchange variation + quarterly Libor + 3.25	1,263,898	1,141,515
Project finance II	210,000	79,050	February-2027	Us dollar exchange variation + 6.17	221,162	121,387
Project finance III	600,000	404,046	February-2029	Us dollar exchange variation + 4.33	895,552	621,410
Project finance IV	660,000	630,743	February-2029	Us dollar exchange variation + quarterly Libor + 3.88	1,351,513	1,298,791
Project finance V	400,000	326,342	February-2029	Us dollar exchange variation + quarterly Libor + 4.65	723,399	653,288
Project finance VI	90,000	49,593	February-2029	Us dollar exchange variation + quarterly Libor + 2.73	109,780	79,630
Project finance VII	533,095	434,928	February-2029	Us dollar exchange variation + quarterly Libor + 4.64	990,096	866,581
Transactions costs	-	-			(81,423)	(51,196)
Total	3,193,095	2,495,800			5,473,977	4,731,406

Current liabilities					26,966	25,745
Non-current liabilities					5,447,011	4,705,661
Total					5,473,977	4,731,406

On April 8, 2014, Braskem Idesa received the third tranche of the Project Finance in the amount of R$1,021,760 (US$ 464,986 thousand).

Braskem Idesa capitalized the charges incurred on this financing in the period ending June 30, 2014, in the amount of R$178,305 (R$18,076 in the period ended June 30, 2013), including a portion of exchange variation. The average interest rate over these charges in the period was 7.00% p.a.

The maturity profile of this long-term financing, by year of maturity, is as follows:

	Jun/2014	Dec/2013

2016	102,945	85,068
2017	299,844	254,883
2018	367,631	313,944
2019	382,707	327,391
2020	453,166	389,584
2021	518,924	447,535
2022	434,279	377,156
2023	571,794	493,770
2024	618,608	534,866
2025 and thereafter	1,697,113	1,481,464
Total	5,447,011	4,705,661

In accordance with the Company’s risk management strategy and based on its financial policy, the Management contracted and designated derivative operations under hedge accounting (Note 14.1.1 (d.i)) in order to offset the change in future debt-related financial expenses caused by the fluctuation of the Libor rate.

Braskem S.A.

Notes to the financial statements

at June 30, 2014

All amounts in thousands of reais, except where stated otherwise

14.                   Financial instruments

The information related to financial instruments was presented in the 2013 financial statements of the Company, in Note 21.

14.1.             Non-derivative financial instruments – measured at fair value

			Fair value	Book value		Fair value
	Note	Classification by category	hierarchy	Jun/2014	Dec/2013	Jun/2014	Dec/2013

Cash and cash equivalents	3
Cash and banks				330,420	987,824	330,420	987,824
Financial investments in Brazil		Held-for-trading	Level 2	357,127	687,938	357,127	687,938
Financial investments in Brazil		Loans and receivables		1,464,141	1,218,852	1,464,141	1,218,852
Financial investments abroad		Held-for-trading	Level 2	999,206	1,441,245	999,206	1,441,245
				3,150,894	4,335,859	3,150,894	4,335,859

Financial investments	4
FIM Sol investments		Held-for-trading	Level 2	74,316	61,670	74,316	61,670
Investments in foreign currency		Held-for-trading	Level 2	2,534	3,773	2,534	3,773
Investments in foreign currency		Held-to-maturity			189		189
Shares		Held-for-trading		1,170	1,170	1,170	1,170
FIM Sol investments		Loans and receivables		61,148		61,148
Quotas of receivables investment fund in credit rights		Held-to-maturity		37,165	40,696	37,165	40,696
Restricted deposits		Held-to-maturity		1,596		1,596
				177,929	107,498	177,929	107,498

Trade accounts receivable	5			2,826,659	2,872,395	2,826,659	2,872,395

Related parties credits	7	Loans and receivables		302,070	258,136	302,070	258,136

Trade payables				9,766,021	10,421,687	9,766,021	10,421,687

Borrowings	12
Foreign currency - Bond			Level 1	9,793,844	10,432,526	9,955,102	10,241,359
Foreign currency - other borrowings				2,693,758	2,588,901	2,693,758	2,588,901
Local currency				5,608,448	5,667,529	5,608,448	5,667,529
				18,096,050	18,688,956	18,257,308	18,497,789

Project finance	13			5,555,400	4,782,602	5,555,400	4,782,602

Other payables
Creditors for the acquisitions of shares				286,072	275,743	286,072	275,743
Accounts payable to non-controlling (Braskem Idesa)				475,470	341,993	475,470	341,993
				761,542	617,736	761,542	617,736

(a)   Fair value hierarchy

Level 1 – fair value obtained through prices quoted (without adjustments) in active markets for identical assets or liabilities, such as the stock exchange; and

Level 2 – fair value obtained from discounted cash flow models, when the instrument is a forward purchase or sale or a swap contract, or valuation models of option contracts, such as the Black-Scholes model, when the derivative has the characteristics of an option.

Braskem S.A.

Notes to the financial statements

at June 30, 2014

All amounts in thousands of reais, except where stated otherwise

14.1.1    Derivative financial instruments designated and not designated for hedge accounting

			Operation characteristics
		Fair value	Principal exposure		Balance at	Change in	Financial	Balance at
Identification	Note	hierarchy		Derivatives	Dec/2013	fair value	settlement	Jun/2014

Non-hedge accounting transactions
Commodity swap - Naphtha		Level 2	Fixed price	Variable price	(470)	5	465
Interest rate swaps	14.1.1 (a)	Level 2	Fixed rate	CDI	20,751	(6,538)	(665)	13,548
Contract for the future purchase		Level 2	Euro	Dollar	(5,022)	1,892	3,272	142
					15,259	(4,641)	3,072	13,690

Hedge accounting transactions
Exchange swap	14.1.1 (b)	Level 2	CDI	Dollar	367,559	(17,571)	(14,734)	335,254
Commodity swap - ethylene		Level 2	Variable price	Fixed price	(69)	(72)	58	(83)
Commodity swap - PGP		Level 2	Fixed price	Variable price	(59)	(132)	73	(118)
Interest rate swaps	14.1.1 (d.i)	Level 2	Libor	Dollar	(110,253)	71,950	6,989	(31,314)
Contract for the future purchase - Currency	14.1.1 (d.ii)	Level 2	Mexican peso	Dollar	47,280	(26,657)	(13,406)	7,217
					304,458	27,518	(21,020)	310,956

Derivative operations
Current assets					(34,101)			(32,341)
Non current assets					(137,345)			(63,851)
Current liabilities					95,123			53,400
Non current liabilities					396,040			367,438
					319,717	22,877	(17,948)	324,646

The regular changes in the fair value of derivatives not designated as hedge accounting were recorded as financial income or expenses in the same period in which they occur.

(a)                    Interest rate swap linked to NCE

Identification		Interest rate	Maturity	Fair value
	Nominal value	(hedge)		Jun/2014	Dec/2013
Swap NCE I	100,000	90.65% CDI	February-2016	3,012	4,086
Swap NCE II	50,000	88.20% CDI	February-2016	1,648	2,243
Swap NCE III	100,000	92.64% CDI	February-2016	3,267	4,435
Swap NCE IV	50,000	92.70% CDI	February-2016	1,671	2,315
Swap NCE V	100,000	91.92% CDI	February-2016	(414)	4,407
Swap NCE VI	50,000	92.25% CDI	March-2016	3,176	2,310
Swap NCE VII	17,500	91.10% CDI	March-2016	1,624	765
Swap NCE VIII	10,000	77.52% CDI	August-2016	534	190
Swap NCE IX	50,000	68.15% CDI	December - 2016	110	-
Swap NCE X	50,000	67.15% CDI	December - 2016	(536)	-
Swap NCE XI	50,000	67.10% CDI	December - 2016	(544)	-
Total	627,500			13,548	20,751

Derivatives operations
Current liabilities				13,548	20,751
Total				13,548	20,751

Braskem S.A.

Notes to the financial statements

at June 30, 2014

All amounts in thousands of reais, except where stated otherwise

(b)                    Swaps related to export credit notes (NCE)

Identification		US$ thousands	Interest rate	Maturity	Fair value
	Nominal value	(hedge)	(hedge)		Jun/2014	Dec/2013
Swap NCE I	200,000	122,100	5.44%	August 2019	99,229	101,904
Swap NCE II	100,000	60,187	5.40%	August 2019	47,406	48,414
Swap NCE III	100,000	59,588	5.37%	August 2019	45,874	46,642
Swap NCE IV	100,000	56,205	5.50%	April 2019	32,676	39,005
Swap NCE V	100,000	56,180	5.50%	April 2019	32,613	38,939
Swap NCE VI	150,000	83,372	5.43%	April 2019	43,579	52,745
Swap NCE VII	100,000	58,089	4.93%	April 2019	33,877	39,910
Total	850,000	494,721			335,254	367,559

Derivatives operations
Current assets					(32,141)	(28,481)
Non Current liabilities					367,395	396,040
Total					335,254	367,559

(c)                    Non-derivative liabilities designated for export hedge accounting

On May 1, 2013, Braskem S.A. designated non-derivative financial instrument liabilities, denominated in U.S. dollars, as hedge for the flow of its highly probable future exports.

Certain liabilities that were selected as hedge instruments are protecting dollar-denominated export flows scheduled to occur after the original maturities of these liabilities. For these cases, the Company maintains a strategy to refinance, roll over or swap the liability. The column “Maturity” in the following table already presents the new maturities in accordance with the hedged flows, considering the refinancing, rollover or swap strategy. If these events do not occur, the exchange variation equivalent to the period for which the hedge ratio was effective will be recorded under shareholders' equity through the export period.

Braskem S.A.

Notes to the financial statements

at June 30, 2014

All amounts in thousands of reais, except where stated otherwise

On June 30, 2014, the following non-derivative liabilities were designated as hedge for the flow of its exports:

		Financial liabilities
						Nominal value
Identification		Maturity		Hedge		US$ thousands	Jun/2014	Dec/2013

Operations designated for hedge accounting
Trade payables	0	2016	0	Dollar	0	839,447	1,848,881	1,966,488
Trade payables	0	2017	0	Dollar	0	749,685	1,651,181	1,756,212
Export prepayments	0	2017	0	Dollar	0	80,000	176,200	187,408
Trade payables	0	2018	0	Dollar	0	787,894	1,735,336	1,744,207
Export prepayments	0	2018	0	Dollar	0			101,513
Bond	0	2019	0	Dollar	0	65,143	143,477	152,604
Accounts payable	0	2019	0	Dollar	0	50,000	110,125	117,130
Export prepayments	0	2019	0	Dollar	0	618,836	1,362,988	1,449,688
Accounts payable	0	2020	0	Dollar	0	282,000	621,105	674,669
Trade payables	0	2020	0	Dollar	0	62,000	136,555	131,186
Export prepayments	0	2020	0	Dollar	0	380,000	836,950	890,188
Accounts payable	0	2021	0	Dollar	0	328,000	722,420	777,743
Trade payables	0	2021	0	Dollar	0	64,000	140,960	23,426
Export prepayments	0	2021	0	Dollar	0	324,000	713,610	876,132
Accounts payable	0	2022	0	Dollar	0	216,000	475,740	506,002
Export credit notes	0	2022	0	Dollar	0	353,000	777,483	826,938
Export prepayments	0	2022	0	Dollar	0	150,000	330,375	351,388
Accounts payable	0	2023	0	Dollar	0	653,972	1,440,372	1,531,994
Export prepayments	0	2023	0	Dollar	0	64,400	141,841	150,863
Accounts payable	0	2024	0	Dollar	0	113,854	250,764	266,715
Export prepayments		2024	0	Dollar	0	575,000	1,266,438	1,346,995
0	0		#		0	6,757,231	14,882,801	15,829,489

(d)                    Hedge operations by Braskem Idesa related to project finance

The hedge operations of Braskem Idesa share the same guarantees with the Project Finance (Note 13).

(d.i)     Interest rate swap linked to Libor – operation not designated for hedge accounting

Identification	Nominal value	Interest rate	Maturity		Fair value
	US$ thousands	(hedge)		Jun/2014	Dec/2013
Swap Libor I	299,996	1.9825%	May-2025	(7,181)	(25,124)
Swap Libor II	299,996	1.9825%	May-2025	(7,143)	(25,213)
Swap Libor III	299,996	1.9825%	May-2025	(7,143)	(25,213)
Swap Libor IV	129,976	1.9825%	May-2025	(3,111)	(10,924)
Swap Libor V	132,996	1.9825%	May-2025	(3,167)	(11,178)
Swap Libor VI	149,932	1.9825%	May-2025	(3,569)	(12,601)
Total	1,312,892			(31,314)	(110,253)

Derivatives operations
Current Assets				(63,850)	-
Non-Current assets				-	(137,345)
Current liabilities				32,536	27,092
Total				(31,314)	(110,253)

In the period ended June 30, 2014, the Company recognized a financial expense of R$1,892.

Braskem S.A.

Notes to the financial statements

at June 30, 2014

All amounts in thousands of reais, except where stated otherwise

(d.ii)    Currency futures contract– Mexican Peso – operation designated for hedge accounting

Identification	Nominal value	Foreign exchange	Maturity		Fair value
	US$ thousands	(hedge)		Jun/2014	Dec/2013
Deliverable Forward	41,020	12.6185	January-2014		3,620
Deliverable Forward	35,453	12.5394	February-2014		3,815
Deliverable Forward	39,206	12.5926	March-2014		4,065
Deliverable Forward	54,084	12.8643	April-2014		3,468
Deliverable Forward	52,182	12.9268	June-2014		3,164
Deliverable Forward	51,191	12.8909	June-2014	769	3,624
Deliverable Forward	46,889	12.8789	July-2014	1,002	3,612
Deliverable Forward	45,959	12.9465	September-2014	671	3,281
Deliverable Forward	36,561	12.9044	September-2014	936	2,988
Deliverable Forward	37,215	12.9570	Octuber-2014	787	2,923
Deliverable Forward	31,908	12.9465	December-2014	862	2,707
Deliverable Forward	28,169	12.9881	December-2014	678	2,344
Deliverable Forward	23,381	12.9518	February-2015	807	2,202
Deliverable Forward	29,047	13.1969	March-2015	(47)	1,788
Deliverable Forward	18,625	13.0980	March-2015	351	1,519
Deliverable Forward	10,230	13.0490	April-2015	319	961
Deliverable Forward	5,897	13.1167	June-2015	148	525
Deliverable Forward	7,014	13.4329	June-2015	(155)	317
Deliverable Forward	2,245	13.2538	July-2015	27	176
Deliverable Forward	1,840	13.1486	August-2015	62	181
Total	598,116			7,217	47,280

Derivatives operations
Current liabilities				7,174	47,280
Non-Current liabilities				43	-
Total				7,217	47,280

Before designating these swap operations as hedge accounting, on March 1, 2014, the Company recognized financial income of R$112. After recognizing such designation, in shareholders’ equity, the Company recognized a credit of R$26,545 relating to changes in the fair value of these swaps since the designation through June 30, 2014.

(e)                    Estimated maximum loss

The amount at risk of the derivatives held by Braskem on June 30, 2014, which is defined as the highest loss that could result in one month and in 95% of the cases under normal market conditions, was estimated by the Company at R$26,403 (US$11,988 thousand) for the NCE swap designated for hedge accounting and R$1,009 for the NCE swap that is not designated for hedge accounting.

The value at risk of derivatives related to the Ethylene XXI Project in Mexico in 95% of the cases, under normal market conditions, was estimated at R$5,442 (US$2,471 thousand) for the Libor derivative and R$369 (US$168 thousand) for the derivative of Mexican pesos.

Braskem S.A.

Notes to the financial statements

at June 30, 2014

All amounts in thousands of reais, except where stated otherwise

14.2.             Credit quality of financial assets

(a)                    Trade accounts receivable

On June 30, 2014, the credit ratings for the domestic market were as follows:

				(%)
			Jun/2014	Dec/2013
1	Minimum risk		5.74	16.56
2	Low risk		38.18	32.61
3	Moderate risk		30.13	23.54
4	High risk		25.05	26.26
5	Very high risk	(i)	0.91	1.03

(i) Most clients in this group are inactive and the respective accounts are in the process of collection actions in the courts. Clients in this group that are still active buy from Braskem and pay in advance.

Default indicators for the periods ended:

	Last 12 months
	Domestic	Export
	Market	Market
June 30, 2014	0.50%	0.09%
June 30, 2013	0.30%	0.45%
December 31, 2013	0.14%	0.13%
December 31, 2012	0.28%	0.37%

Braskem S.A.

Notes to the financial statements

at June 30, 2014

All amounts in thousands of reais, except where stated otherwise

(b)                    Other financial assets

In order to determine the credit ratings of counterparties in financial assets classified as cash and cash equivalents, held-for-trading, held-to-maturity and loans and receivables, Braskem uses the following credit rating agencies: Standard & Poor’s, Moody’s and Fitch Ratings.

	Jun/2014	Dec/2013
Financial assets with risk assessment
AAA	2,946,172	3,436,378
AA	68,935	93,955
A	272,935	865,105
A-		1,485
	3,288,042	4,396,923
Financial assets without risk assessment
Quotas of investment funds in credit rights (i)	37,165	40,696
Sundry funds (ii)	2,534	3,773
Other financial assets with no risk assessment	1,082	1,965
	40,781	46,434

Total	3,328,823	4,443,357

(i)         Financial assets with no internal or external ratings and approved by the Management of the Company.

(ii)       Investment funds with no internal and external risk assessment whose portfolio is composed of assets from major financial institutions and that comply with Braskem’s financial policy.

Braskem’s financial policy determines “A-” as the minimum rating for financial investments.

14.3.             Sensitivity analysis

Financial instruments, including derivatives, may be subject to changes in their fair value as a result of the variation in commodity prices, foreign exchange rates, interest rates, shares and share indexes, price indexes and other variables. The sensitivity of the derivative and non-derivative financial instruments to these variables are presented below:

(a)               Selection of risks

On June 30, 2014, the main risks that can affect the value of Braskem’s financial instruments are:

•      Brazilian real/U.S. dollar exchange rate;

•      U.S. dollar/Mexican peso exchange rate;

•      U.S. dollar/Euro exchange rate;

•      Libor floating interest rate;

•      CDI interest rate; and

•      TJLP interest rate.

For the purposes of the risk sensitivity analysis, Braskem presents the exposures to currencies as if they were independent, that is, without reflecting in the exposure to a foreign exchange rate the risks of the variation in other foreign exchange rates that could be directly influenced by it.

Braskem S.A.

Notes to the financial statements

at June 30, 2014

All amounts in thousands of reais, except where stated otherwise

(b)               Selection of scenarios

(b.1)    Probable scenario

The Market Readout published by the Central Bank of Brazil on June 27, 2014 was used to create the probable scenario for the U.S. dollar/Brazilian real exchange rate and the CDI interest rate, using the reference date of June 30, 2014. The Market Readout presents a consensus of market expectations based on a survey of the forecasts made by various financial and non-financial institutions.

The Market Readout does not publish forecasts for the interest rates Libor and TJLP. Therefore, Braskem considered the expectations for the CDI interest rate for determining the probable scenario for those rates, given their correspondence. The probable scenario for the TJLP is an increase of 0.5% from the current rate of 5%, in line with the size of the government’s most recent decisions to increase or decrease the rate, and accompanying the forecast for the cumulative increase in the CDI rate by end-2014 of 0.50%.

Braskem S.A.

Notes to the financial statements

at June 30, 2014

All amounts in thousands of reais, except where stated otherwise

(b.2)    Possible and extreme adverse scenarios

The sensitivity values in the table below are the changes in the value of the financial instruments in each scenario and show the changes in future cash flows.

		Possible adverse	Extreme adverse
Instrumento / Sensibilidade	Probable	(25%)	(50%)

Brazilian real/U.S. dollar exchange rate
Bonds and MTN	(1,072,227)	(2,385,435)	(4,770,871)
Advance on exchange contracts	(18,563)	(41,297)	(82,594)
BNDES	(42,428)	(94,392)	(188,783)
Export credit notes	(199,346)	(443,495)	(886,990)
Export prepayments	(40,565)	(90,247)	(180,495)
Financial investments abroad	160,643	357,389	714,778
Swaps	139,903	311,249	622,497

U.S. dollar/Mexican peso exchange rate
Project finance	(62,303)	(621,337)	(1,242,674)
Deliverable Forward	(17,177)	(140,726)	(234,855)

U.S. dollar/Euro exchange rate
Deliverable Forward	479	(26,179)	(52,358)

Libor floating interest rate
Borrowings	(699)	(3,494)	(6,987)
Export prepayments	(1,705)	(8,525)	(17,051)
Swaps	411	(2,055)	(4,110)

CDI interest rate
Export credit notes	(85,556)	(220,460)	(399,930)
Financial investments in local currency	(19,475)	(53,543)	(107,048)

	Probable	Possible adverse	Extreme adverse
Instrumento / Sensibilidade	5.5%	6.0%	6.5%

TJLP interest rate
BNDES	(37,659)	(74,441)	(110,371)
FINEP	(60)	(118)	(177)
Other governmental agents	(54)	(107)	(158)

Braskem S.A.

Notes to the financial statements

at June 30, 2014

All amounts in thousands of reais, except where stated otherwise

15.                   Taxes payable

The information related to taxes payable was presented in the Company’s 2013 annual financial statements, in Note 22.

	Jun/2014	Dec/2013

Brazil
IPI	85,171	81,282
PIS and COFINS	2,976	615
IR and CSL	156,653	52,226
ICMS	83,823	120,941
Federal tax payment program - Law 11,941/09	946,784	1,024,127
Other	63,414	67,680

Other countries
Other	5,461	1,428
Total	1,344,282	1,348,299

Current liabilities	524,644	445,424
Non-current liabilities	819,638	902,875
Total	1,344,282	1,348,299

16.                   Income tax (“IR”) and social contribution (“CSL”)

The information related to income tax and social contribution was presented in the Company’s 2013 annual financial statements, in Note 23.

(a)               Reconciliation of the effects of income tax and social contribution on profit or loss

	Note	Jun/2014	Dec/2013
	2.1.1(b)		Revised
Income before IR and CSL		726,052	217,644

IR and CSL at the rate of 34%		(246,858)	(73,999)

Permanent adjustments to the IR and CSL calculation basis
IR and CSL on equity in results of investees		(32,619)	(1,086)
Other permanent adjustments		74,171	(34,746)

Effect of IR and CSL on results of operations		(205,306)	(109,831)

Breakdown of IR and CSL:

Current IR and CSL		(125,819)	(83,323)
Deferred IR and CSL		(79,487)	(26,508)
Total IR and CSL on income statement		(205,306)	(109,831)

Braskem S.A.

Notes to the financial statements

at June 30, 2014

All amounts in thousands of reais, except where stated otherwise

(b)               Breakdown of deferred income tax and social contribution

Deferred tax - assets	Jun/2014	Dec/2013

Tax losses (IR) and negative base (CSL)	1,126,150	1,015,587
Goodwill amortized	10,766	12,065
Exchange variations	388,039	791,508
Temporary adjustments	388,629	408,233
Business combination	234,840	232,039
Pension plan	87,979	61,927
Deferred charges - write-off	43,154	37,971
Investiments in subsidiaries		94,276
	2,279,557	2,653,606

Deferred tax - liabilities

Amortization of goodwill based on future profitability	675,846	643,050
Tax depreciation	622,522	541,325
Temporary differences	341,489	426,186
Business combination	565,520	585,250
Additional indexation PP&E	133,141	140,157
Other	77,761	57,730
	2,416,279	2,393,698

Deffered tax net	(136,722)	259,908

Asset in Balance Sheet	705,573	1,123,313
(-) Liability in Balance Sheet	842,295	863,405

Deffered tax net	(136,722)	259,908

(c)               Net balance of deferred income and social contribution tax assets and liabilities

		Jun/2014
	Headquarters (Country)	IR-CSL Asset	IR-CSL Liability	Net

Assests
Braskem S.A.	Brazil	1,475,309	(1,140,049)	335,260
Braskem Argentina	Argentina	5,131		5,131
Braskem Alemanha	Germany	69,719		69,719
Braskem Idesa Serviços	Mexico	2,863		2,863
Braskem Petroquímica	Brazil	206,428	(140,724)	65,704
Braskem Qpar	Brazil	370,350	(291,825)	78,525
IQAG	Brazil	21		21
Quantiq	Brazil	4,556	(1,276)	3,280
Braskem Qpar - Bussines combination effect	Brazil	145,070		145,070
		2,279,447	(1,573,874)	705,573

Liabilitys
Braskem Idesa	México		(24,746)	(24,746)
Braskem Qpar - Bussines combination effect	Brasil		(483,062)	(483,062)
Petroquímica Chile	Chile	110	(231)	(121)
Braskem America	EUA		(334,366)	(334,366)
		110	(842,405)	(842,295)

Braskem S.A.

Notes to the financial statements

at June 30, 2014

All amounts in thousands of reais, except where stated otherwise

		Dec/2013
	Headquarters (Country)	IR-CSL Asset	IR-CSL Liability	Net
Assests
Braskem S.A.	Brazil	1,769,683	(1,095,410)	674,273
Braskem Argentina	Argentina	5,552		5,552
Braskem Alemanha	Germany	67,910		67,910
Braskem Idesa	Mexico	57,613	(52,554)	5,059
Braskem Petroquímica	Brazil	215,348	(129,022)	86,326
Braskem Qpar	Brazil	390,017	(253,307)	136,710
Petroquímica Chile	Chile	123		123
IQAG	Brazil	23		23
Quantiq	Brazil	5,069		5,069
Braskem Qpar - Bussines combination effect	Brazil	142,268		142,268
		2,653,606	(1,530,293)	1,123,313

Liabilitys
Braskem Qpar - Bussines combination effect	Brazil		(501,699)	(501,699)
Braskem America	USA		(361,706)	(361,706)
			(863,405)	(863,405)

(d)               Realization of deferred income tax and social contribution

In the period ended June 30, 2014, there were no material events or circumstances that indicate any compromise of the realization of these deferred taxes.

(e)               Law 12,973 on May 13, 2014

Provisional Presidential Decree 627 of November 11, 2013 was made into Law 12,973 on May 13, 2014, which, among others, revoked the Transitional Tax System (RTT) and included additional measures, notably: (i) changes in the federal tax laws related to income and social contribution (IRPJ & CSLL), PIS/PASEP and COFINS taxes in order to align tax accounting with corporate accounting; (ii) provisions on the calculation of interest on equity;  and (ii) considerations on investments valued using the equity accounting method. The provisions in this law are applicable as from 2015, except in the event of early adoption as from 2014, which is currently being assessed by the Management of the Company.

Braskem S.A.

Notes to the financial statements

at June 30, 2014

All amounts in thousands of reais, except where stated otherwise

17.                   Sundry provisions

The information on sundry provisions was presented in the 2013 annual financial statements of the Company, in Note 24.

	Jun/2014	Dec/2013
Measures to
Provision for customers bonus	41,810	45,060
Provision for recovery of environmental damages	113,616	132,762
Judicial and administrative provisions	379,683	362,896
Other	11,116	14,832
Total	546,225	555,550

Current liabilities	92,616	105,856
Non-current liabilities	453,609	449,694
Total	546,225	555,550

Braskem S.A.

Notes to the financial statements

at June 30, 2014

All amounts in thousands of reais, except where stated otherwise

The composition of provisions for judicial and administrative suits is as follows:

	Jun/2014	Dec/2013

Labor claims	126,776	125,887

Tax claims
IR and CSL	33,867	32,319
PIS and COFINS	37,423	35,634
ICMS - interstate purchases	90,562	86,233
ICMS - other	12,006	11,432
Other	69,031	61,372

Societary claims and other	10,018	10,019
	379,683	362,896

18.                   Post-employment benefits (defined-benefit plans)

The information on post-employment (defined-benefit plans) was presented in the 2013 annual financial statements of the Company, in Note 26.

The amounts recognized are as follows:

		Jun/2014	Dec/2013

Petros Plans	(a)	235,134	158,122
Novamont Braskem America		7,010	9,554
Braskem Alemanha		34,358	34,515
		276,502	202,191

Current liabilities		-	158,137
Non-current liabilities		276,502	44,054
Total		276,502	202,191

(a)               Petros Plans

In August and October 2012, the Brazilian Private Pension Plan Superintendence (PREVIC - Superintendência Nacional de Previdência Complementar) approved the withdrawal of the sponsorship by Braskem of these plans, which required the payment of the mathematical reserves of the respective beneficiaries and in turn the monetization of the assets of the plans administered by Petros. In view of the unlikelihood of said monetization after almost two years since the approval by PREVIC, the Management of the Company had no alternative but to initiate the necessary procedures to resume sponsorship of the plans. This decision was formalized through a legal instrument, on April 3, 2014, to preserve Braskem’s rights. The Company expects the conditions for resumption of sponsorship of the plans to be established in the coming months, based on discussions currently being held with PREVIC and Petros. Only after signing the cancelation of the withdrawal of sponsorship and the consequent preparation of actuarial reports will the company be able to measure and account for these plans as defined benefit plans, including the estimation of future contributions to be made by the Company and participants. The provision maintained by the Company is still measured based on the criteria that adopted after the decision to withdraw sponsorship. In the first quarter, the provision was increased based on the estimated costs of past services (Note 23), and was reclassified to non-current liabilities.

Braskem S.A.

Notes to the financial statements

at June 30, 2014

All amounts in thousands of reais, except where stated otherwise

19.                   Contingencies

The description of the main contingent liabilities of the Company was presented in the 2013 annual financial statements, in Note 29.

In the period ended June 30, 2014, there were no material events or changes in the previsions reported on December 31, 2013.

20.                   Shareholders’ Equity

The information related to the Company’s shareholders’ equity was presented in its 2013 annual financial statements, in Note 30.

(a)                    Capital

									Shares unit
				Preferred		Preferred
		Common		shares		shares
		shares	%	class A	%	class B	%	Total	%

OSP e Odebrecht		226,334,623	50.11%	79,182,498	22.96%	-		305,517,121	38.32%
Petrobras		212,426,951	47.03%	75,259,779	21.81%	-		287,686,730	36.08%
BNDESPAR			0.00%	40,102,837	11.62%	-		40,102,837	5.03%
ADR	(i)		0.00%	34,191,744	9.91%	-		34,191,744	4.29%
Other		12,907,078	2.86%	115,111,262	33.37%	593,818	100.00%	128,612,158	16.13%
Total		451,668,652	100.00%	343,848,120	99.67%	593,818	100.00%	796,110,590	99.86%
Braskem shares owned by Braskem Petroquímica	(ii)			1,154,758	0.33%	-		1,154,758	0.14%
Total		451,668,652	100.00%	345,002,878	100.00%	593,818	100.00%	797,265,348	100.00%

(i)       American Depositary Receipts traded on the New York Stock Exchange (USA);

(ii)     These share are considered “treasury shares” in the consolidated shareholders’ equity, amounting to R$48,892.

(b)                    Dividends

The Annual Shareholders’ Meeting held on April 9, 2014 approved the declaration of dividends in the amount of R$ 482,593, the payment of which started to be paid on April 22, 2014, of which R$ 273,796 was paid to holders of common shares and R$ 208,437 and R$ 360 to holders of class A and class B preferred shares, respectively.

Braskem S.A.

Notes to the financial statements

at June 30, 2014

All amounts in thousands of reais, except where stated otherwise

(c)                    Other comprehensive income - shareholders' equity

			Defined		Foreign
	Additional	Deemed	benefit		currency	Loss
	indexation of	cost of	plan actuarial	Fair value	translation	on interest
	PP&E	PP&E	Gain (loss)	of hedge	adjustment	in subsidiary
	(i)	(i)	(ii)	(iii)	(iv)	(v)	Total

At December 31, 2012	299,305	20,207	(11,816)		37,158	(7,443)	337,411

Additional indexation
Realization by depreciation or write-off assets	(20,634)						(20,634)
IR and CSL	7,016						7,016

Deemed cost of jointly-controlled investment
Realization by depreciation or write-off assets		(733)					(733)
IR and CSL		249					249

Foreign sales hedge
Exchange rate				(1,517,598)			(1,517,598)
IR and CSL				515,983			515,983

Loss on interest in subsidiary						(1,994)	(1,994)

Foreign currency translation adjustment					99,728		99,728

At June 30, 2013	285,687	19,723	(11,816)	(1,001,615)	136,886	(9,437)	(580,572)

At December 31, 2013	272,069	19,240	(11,647)	(1,605,356)	242,407	(9,404)	(1,092,691)

Additional indexation
Realization by depreciation or write-off assets	(16,026)						(16,026)
IR and CSL	2,406						2,406

Deemed cost of jointly-controlled investment
Realization by depreciation or write-off assets		(732)					(732)
IR and CSL		250					250

Foreign sales hedge
Exchange rate				946,688			946,688
IR and CSL				(321,874)			(321,874)

Fair value of Cash flow hedge
Change in fair value				3,904			3,904
Transfer to result				(720)			(720)
IR and CSL				(10,739)			(10,739)

Foreign currency translation adjustment					(87,836)		(87,836)

At June 30, 2014	258,449	18,758	(11,647)	(988,097)	154,571	(9,404)	(577,370)

(i)	Realization as the asset is depreciated or written-off.
(ii)	Realization upon extinction of the plan.
(iii)	Realization upon maturity, prepayment or loss of efficacy for hedge accounting.
(iv)	Realization upon write-off of subsidiary abroad.
(v)	Realization upon divestment or transfer of control of subsidiary.

Braskem S.A.

Notes to the financial statements

at June 30, 2014

All amounts in thousands of reais, except where stated otherwise

21.                   Earnings per share

The information related to the earnings per share of the Company was presented in its 2013 annual financial statements, in Note 31.

The table below shows the reconciliation of profit or loss for the period adjusted for the amounts used to calculate basic and diluted earnings per share.

		Basic and diluted

	Note	Jun/2014	Jun/2013
	2.1.1(b)		Revised

Profit for the period attributed to Company's shareholders		533,783	101,920

Distribution of dividends attributable to priority:
Preferred shares class "A"		208,437	101,744
Preferred shares class "B"		360	176
		208,797	101,920

Distribution of the remaining results to common shares		273,796

Distribution of plus income, by class
Common shares		29,064
Preferred shares class "A"		22,126
		51,190

Reconciliation of income available for distribution, by class (numerator):
Common shares		302,860
Preferred shares class "A"		230,563	101,744
Preferred shares class "B"		360	176
		533,783	101,920

Weighted average number of shares, by class (denominator):
Common shares		451,668,652
Preferred shares class "A"		343,848,120	343,848,120
Preferred shares class "B"		593,818	593,818
		796,110,590	344,441,938

Profit (loss) per share (in R$)
Common shares		0.6705
Preferred shares class "A"		0.6705	0.2959
Preferred shares class "B"		0.6062	0.2964

Braskem S.A.

Notes to the financial statements

at June 30, 2014

All amounts in thousands of reais, except where stated otherwise

22.                   Net sales revenues

The information on net sales revenue was presented in the 2013 annual financial statements of the Company, in Note 32.

	Note	Jun/2014	Jun/2013
	2.1.1(b)		Revised
Sales revenue
Domestic market		16,579,765	14,847,261
Foreign market		9,616,078	7,874,635
		26,195,843	22,721,896
Sales deductions
Taxes		(3,328,430)	(3,272,251)
Sales returns and other		(171,678)	(201,231)
		(3,500,108)	(3,473,482)

Net sales revenue		22,695,735	19,248,414

23.                   Other operating income (expenses)

In the period ended June 30, 2014, the main effects on this item were as follows:

•      Gain from divestment of DAT (Note 1(a)):

Amount
Proceeds from the sale	315,000
Cost value of the investment at the date of disposal	(37,662)
Gain on disposal	277,338

•      Expense with additional provision accrued for the Petros Plans in the amount of R$65,000 (Note 18(a)).

Braskem S.A.

Notes to the financial statements

at June 30, 2014

All amounts in thousands of reais, except where stated otherwise

24.                   Financial results

The information on financial results was presented in the 2013 annual financial statements of the Company, in Note 35.

	Note	Jun/2014	Jun/2013
	2.1.1(b)		Revised
Financial income
Interest income		131,068	117,738
Monetary variations		22,756	7,779
Exchange rate variations		(113,059)	244,433
Other		20,979	83,563
		61,744	453,513

Financial expenses
Interest expenses		(576,717)	(525,942)
Monetary variations		(163,128)	(147,454)
Exchange rate variations		140,594	(47,382)
Inflation adjustments on fiscal debts		(57,614)	(104,944)
Tax expenses on financial operations		(6,805)	(14,312)
Discounts granted		(55,792)	(38,169)
Loans transaction costs - amortization		(16,109)	(2,987)
Adjustment to present value - appropriation		(295,442)	(292,373)
Other		(68,604)	(59,404)
		(1,099,617)	(1,232,967)

		(1,037,873)	(779,454)

	Note	Jun/2014	Jun/2013
	2.1.1(b)		Revised
Interest income - origins by application type
Held for sale		13,287	4,596
Loans and receivables		64,541	45,706
Held-to-maturity		16,919	11,728
		94,747	62,030
Other assets not classifiable		36,321	55,708
Total		131,068	117,738

Braskem S.A.

Notes to the financial statements

at June 30, 2014

All amounts in thousands of reais, except where stated otherwise

25.                   Expenses by nature

The information on expenses by nature was presented in the 2013 annual financial statements of the Company, in Note 36.

	Note	Jun/2014	Jun/2013
	2.1.1(b)		Revised
Classification by nature:
Raw materials other inputs		(17,301,232)	(14,585,362)
Personnel expenses		(1,053,411)	(909,747)
Outsourced services		(810,617)	(747,250)
Tax expenses		(6,358)	(4,053)
Depreciation, amortization and depletion		(993,645)	(962,869)
Freights		(708,934)	(733,237)
Other expenses		(58,199)	(305,604)
Total		(20,932,396)	(18,248,122)

Classification by function:
Cost of products sold		(19,924,421)	(17,144,235)
Selling and distribution		(551,200)	(497,238)
General and administrative		(564,740)	(501,730)
Research and development		(67,018)	(51,241)
Other operating income (expenses), net		174,983	(53,678)
Total		(20,932,396)	(18,248,122)

Braskem S.A.

Notes to the financial statements

at June 30, 2014

All amounts in thousands of reais, except where stated otherwise

26.                   Segment information

The information by segment was presented in the 2013 annual financial statements, in Note 37.

		Jun/2014
		Reporting segments					Total			Braskem
		Basic			USA and	Chemical	reportable	Other	Corporate	consolidated		Braskem
	Note	petrochemicals	Polyolefins	Vinyls	Europe	distribution	segments	segments	unit	before eliminations	Eliminations	consolidated

Net sales revenue		12,660,681	8,899,048	1,330,720	3,983,307	426,764	27,300,520	138,748		27,439,268	(4,743,533)	22,695,735
Cost of products sold		(11,572,694)	(7,607,747)	(1,243,347)	(3,733,551)	(357,928)	(24,515,267)	(126,546)		(24,641,813)	4,717,392	(19,924,421)
Gross profit		1,087,987	1,291,301	87,373	249,756	68,836	2,785,253	12,202		2,797,455	(26,141)	2,771,314

Operating expenses
Selling, general and distribution expenses		(320,878)	(446,267)	(90,491)	(150,204)	(46,950)	(1,054,790)	(41,449)	(86,719)	(1,182,958)		(1,182,958)
Results from equity investments						-	-	-	586	586		586
Other operating income (expenses), net		208,027	(13,777)	25,578	1,601	(4,511)	216,918	1,488	(43,423)	174,983		174,983
		(112,851)	(460,044)	(64,913)	(148,603)	(51,461)	(837,872)	(39,961)	(129,556)	(1,007,389)		(1,007,389)

Operating profit (loss)		975,136	831,257	22,460	101,153	17,375	1,947,381	(27,759)	(129,556)	1,790,066	(26,141)	1,763,925

		Jun/2013
	2.1.1(b)											Revised
		Reporting segments					Total			Braskem
		Basic			USA and	Chemical	reportable	Other	Corporate	consolidated		Braskem
		petrochemicals	Polyolefins	Vinyls	Europe	distribution	segments	segments	unit	before eliminations	Eliminations	consolidated

Net sales revenue		12,012,422	7,928,361	1,266,851	3,170,811	429,631	24,808,076	46,942		24,855,018	(5,606,604)	19,248,414
Cost of products sold		(11,113,942)	(6,956,871)	(1,157,013)	(3,036,140)	(362,530)	(22,626,496)	(52,093)		(22,678,589)	5,534,354	(17,144,235)
Gross profit		898,480	971,490	109,838	134,671	67,101	2,181,580	(5,151)		2,176,429	(72,250)	2,104,179

Operating expenses
Selling, general and distribution expenses		(242,365)	(398,535)	(78,996)	(126,863)	(47,241)	(894,000)	(20,197)	(136,012)	(1,050,209)		(1,050,209)
Results from equity investments									(3,194)	(3,194)		(3,194)
Other operating income (expenses), net		(14,346)	34	958	48	480	(12,826)	(2,753)	(38,099)	(53,678)		(53,678)
		(256,711)	(398,501)	(78,038)	(126,815)	(46,761)	(906,826)	(22,950)	(177,305)	(1,107,081)		(1,107,081)

Operating profit (loss)		641,769	572,989	31,800	7,856	20,340	1,274,754	(28,101)	(177,305)	1,069,348	(72,250)	997,098

Braskem S.A.

Notes to the financial statements

at June 30, 2014

All amounts in thousands of reais, except where stated otherwise

27.                   Subsequent events

In view of the reopening of installment payment of federal taxes, authorized by Law No. 12,996 of June 18, 2014 and amended by Provisional Measure No. 651 of July 9, 2014, a program was added to the program the value of R $ 76,260 on July 31, 2014, to be paid in 180 months.

28.                   Information related to guaranteed securities issued by subsidiaries

Braskem S.A. has fully and unconditionally guaranteed the obligations of Braskem Finance, Braskem Austria Finance and Braskem America Finance, 100-percent-owned finance subsidiaries of Braskem, under indentures  pursuant to which debt securities have been issued and may be issued in the future. There are no significant restrictions on the ability of Braskem to obtain funds from Braskem Finance, Braskem Austria Finance or Braskem America Finance.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 8, 2014
BRASKEM S.A.

By:	/s/ Mário Augusto da Silva

	Name:	Mário Augusto da Silva
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.